

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Barbara A. Cutillo
Chief Administrative Officer
Stonegate Mortgage Corporation
9190 Priority Way West Drive, Suite 300
Indianapolis, Indiana 46240

> **Re: Stonegate Mortgage Corporation**
> **Registration Statement on Form S-1**
> **Filed December 6, 2013**
> **File No. 333-192715**

Dear Ms. Cutillo:

We have reviewed the above referenced filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Summary, page 1

1. Revise this section to balance your presentation of the growth of your company over the prior period to discuss the apparent slowing growth rate and rate of return in the third quarter over prior periods in 2013. Make similar revisions to your disclosure in the Management's Discussion and Business sections.

Recent Developments, page 13

2. We note that since the end of the September 30, 2013 quarter, you have entered into two major acquisitions. One acquisition was of the wholesale mortgage assets of NationStar and the second was the purchase of all of the stock of Crossline. Please revise this section, or another appropriate section of the registration statement to disclose the likely costs of these acquisitions the sources of liquidity you plan to use to pay the acquisition

prices, individually and in the aggregate, as well as the impact of the acquisitions on your liquidity, capital resources and earnings. Please also discuss the impact, in the aggregate, of your acquisitions of "tuck in" retail acquisitions.

Risk Factors, page 18

Our earnings may decrease because of changes in prevailing rates…, page 27

3. In order for investors to better understand the impact of increasing mortgage rates upon your business, please discuss the changes between the second and third quarter of 2013, including the impact on your earnings, growth rates, etc.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

4. Please revise to provide a discussion of operating results for the three months ended September 30, 2013 compared to the three months ended September 30, 2012.

Our Business, page 100

5. Revise your discussion regarding OLIE and your "C3" update to discuss the extent to which you conduct due diligence regarding the inputs and effectiveness of your automated system.

Notes to Unaudited Consolidated Financial Statements

Note 4. Business Combinations, page F-8

6. Please revise to address the acquisition cost or range of estimated cost to acquire the wholesale lending channel and certain distributed retail assets of NationStar Mortgage Holdings Inc.

7. Please revise to address the acquisition cost or range of estimated cost to acquire Crossline Capital, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc.   Via E-mail
       Robert Downes

Sullivan & Cromwell LLP